Exhibit 99.1

FOR IMMEDIATE RELEASE

Celestica to Advance High Growth, High-Margin Strategy with Acquisition of PCI Limited

Acquisition Will Expand Capabilities in Key Markets and Strengthen Geographic Positioning

Transaction is Expected to be Accretive to non-IFRS adjusted EPS* in the First Year;

Celestica Raises 2022 Outlook

Investor Conference Call Scheduled Tomorrow at 8:00 a.m. ET

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced that it has entered into a definitive agreement to acquire PCI Limited (“PCI”) for $306 million in cash from Platinum Equity.

Singapore-based PCI is a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. PCI is expected to generate approximately $325 million of annual revenue in 2021 with low double-digit adjusted EBITDA margins* and strong cash flows.

The addition of PCI is expected to further strengthen Celestica’s approach towards engineering-focused engagements, including full product development in the areas of telematics, human machine interface (HMI), IoT and embedded systems. The transaction is expected to add over 20 complementary, blue-chip customers to Celestica’s customer base, and lead to multiple synergies, including commercial cross-selling opportunities between both companies, the acceleration of engineering product offerings, and supply chain savings.

Rob Mionis, President and CEO of Celestica, said, “We are pleased to join forces with PCI, an engineering-led business that is aligned with our strategic objectives. This acquisition is intended to help us to further diversify our customer base and expand our ATS portfolio with high-growth programs. PCI is also expected to add strong annual revenue and cash flow generation that enhances our financial profile and outlook for 2022 and beyond. We believe that today, Celestica is as strong as it has ever been – both operationally and financially – and we are confident that PCI will help us build on our momentum and continue to generate significant value for all Celestica shareholders.”

EL Teo, CEO of PCI, said, “Celestica is an industry leader with complementary capabilities and a shared focus on engineering and innovation. We are excited to leverage Celestica’s global footprint and significant resources to rapidly expand our business while bringing our new and differentiated engineering capabilities to their already impressive engineering team. Together, we intend to push the boundaries of innovation in our industry and deliver even stronger, more comprehensive solutions to our world class customers.”

The $306 million transaction price represents an attractive adjusted EBITDA** multiple of less than 7x (pre-anticipated synergies), and the acquisition is expected to be accretive to non-IFRS adjusted EPS* in the first year, with returns anticipated to exceed Celestica’s cost of capital by the second year, or sooner. As a result, Celestica is raising its outlook for 2022 non-IFRS adjusted EPS* growth compared to 2021 from 10% or more to 20% or more.

Celestica intends to finance the transaction with a combination of cash on hand and borrowings under its credit facility***. Upon closing, it is anticipated that Celestica’s gross debt to non-IFRS TTM adjusted EBITDA ratio*, which was 1.4x as of June 30, 2021, will increase as of such date on a pro forma basis (assuming the acquisition had closed on July 1, 2020) to approximately 1.8x.

The transaction is expected to close in mid-fourth quarter of 2021 subject to receipt of an applicable regulatory approval and satisfaction of other customary closing conditions.

Updated 2022 Outlook

With the addition of PCI, Celestica’s Advanced Technology Solutions (ATS) segment is expected to generate annual revenue in 2022 of approximately $2.8 billion, with a segment margin of approximately 5.5%.

In addition, Celestica is raising its 2022 revenue outlook from a target of $6 billion or more, to $6.3 billion or more, and its non-IFRS operating margin* outlook to 4.0% to 5.0%.

Third Quarter 2021 (Q3) Guidance

Celestica reiterates its Q3 guidance:

•	Revenue – $1.40 billion to $1.55 billion

•	Non-IFRS adjusted EPS* are expected to range from $0.30 to $0.36.

•	Non-IFRS operating margin* – 4.0%, representing the mid-point of our revenue and adjusted EPS* guidance ranges

Conference Call and Webcast

Celestica’s management team will host a conference call on September 22, 2021 at 8:00 a.m. Eastern Daylight Time to discuss the Company’s strategic update and anticipated acquisition. The webcast and associated presentation materials will be available at www.celestica.com.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

* See Non-IFRS Financial Measures below.

** Defined as PCI’s anticipated non-Singapore Financial Reporting Standards (international) (SFRS(I)) adjusted EBITDA for 2021, as defined under “Non-IFRS measures” below.

*** Celestica expects to finance a portion of the purchase price of PCI with the addition of a new term loan of approximately $210 million under its current credit facility. If such new term loan is unavailable at acquisition closing, Celestica intends to use availability under its existing revolver to finance this portion of the transaction. Although the Company believes that such term loan will be provided on acceptable terms, there can be no assurance that this will be the case (either concurrent with the PCI closing or at all).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: our anticipated acquisition of PCI, the expected timing, cost, and funding thereof; anticipated synergies from the anticipated acquisition; PCI’s anticipated operating results; the expected impact of such acquisition, if consummated, on our anticipated 2022 ATS segment revenue and margin, our anticipated 2022 revenue and non-IFRS operating margin, our non-IFRS adjusted EPS (including anticipated 2022 growth), our returns compared to the cost of capital, our post-acquisition pro forma June 30, 2021 gross debt to non-IFRS TTM adjusted EBITDA ratio, and our overall capabilities, customer base and business; our priorities and strategic objectives; our anticipated financial and/or operational results, including as a result of the PCI acquisition, if consummated; and our growth and diversification plans. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, the risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2020 Annual Report on Form 20-F (see, among other risk disclosures therein, Item 3(D), “Key Information — Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) and our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as risks related to: the failure to obtain (or a delay in obtaining) the necessary regulatory approval or the failure to satisfy the other closing conditions required for our purchase of PCI; a material adverse change at PCI; operational impacts that may affect PCI’s ability to achieve anticipated financial results; the purchase price for PCI varying from the expected amount; the inability to use cash on hand and/or borrowings under our credit facility (including a new anticipated term loan, or if unavailable at acquisition closing, borrowings under our revolver) to fund the acquisition as anticipated; the failure to consummate the purchase of PCI when anticipated, in a timely manner, or at all, and if the acquisition is consummated, a failure to successfully integrate the acquisition, further develop our capabilities and/or customer base in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected synergies and benefits from the acquisition; retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; and potential negative impacts on our business resulting from significant uses of cash, securities issuances and/or increased third-party indebtedness for acquisitions (including increased third-party indebtedness for the anticipated acquisition of PCI) or to otherwise fund our operations.

Our forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those discussed in our public filings at www.sedar.com and www.sec.gov under the heading “Cautionary Note Regarding Forward-Looking Statements” or similarly-captioned sections, including in our 2020 Annual Report on Form 20-F and our most recent MD&A filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as that: the applicable regulatory approval will be obtained and the other closing conditions to our purchase of PCI will be satisfied in a timely manner; no material adverse change will have occurred at PCI; achievement of anticipated financial results by PCI; our purchase of PCI will be consummated in a timely manner and on anticipated terms; our ability to use available cash on hand and incur further indebtedness under our credit facility will be as expected in order to finance the PCI acquisition as anticipated; once acquired, we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; that all financial information provided by PCI is accurate and complete, and that all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PCI Information

All historical financial information with respect to the operations of PCI has been provided to Celestica by PCI, and we do not assume any responsibility or liability for the verification, accuracy or completeness of such information. Projected financial results of PCI are based on good faith estimates and assumptions of Celestica’s management derived entirely from financial information provided by PCI. We have relied upon the management of PCI as to the reasonableness and achievability of their financial and operating forecasts and projections (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management, but there can be no assurance that this will be the case.

Non-IFRS Financial Measures

This press release contains references to Celestica’s adjusted EPS; anticipated operating margin for 2022; gross debt to TTM adjusted EBITDA ratio as of June 30, 2021; and anticipated pro-forma gross debt to TTM adjusted EBITDA ratio as of June 30, 2021, each of which is a non-International Financial Reporting Standards (IFRS) financial measure. The press release also contains references to PCI’s anticipated non-SFRS(I) adjusted EBITDA for 2021 and non-SFRS(I) adjusted EBITDA margin. With respect to all references to these measures, please note the following:

Celestica’s non-IFRS operating margin is defined as non-IFRS operating earnings as a percentage of revenue. Non-IFRS operating earnings is defined as earnings (loss) before income taxes, Other Charges (recoveries) (defined below), Finance Costs (defined below), employee stock-based compensation (SBC) expense, and amortization of intangible assets (excluding computer software). See our quarterly earnings releases for a reconciliation of historic non-IFRS operating margin to IFRS earnings (loss) before income taxes as a percentage of revenue for recent periods.

Other Charges (recoveries) consist of (when applicable): restructuring charges (recoveries); impairment charges (recoveries); acquisition-related consulting, transaction and integration costs and, charges or releases related to the subsequent re-measurement of indemnification assets or liabilities recorded in connection with our acquisition of Impakt Holdings, LLC, legal settlements (recoveries); transition costs (recoveries); credit facility-related charges; and post-employment benefit plan losses. See our quarterly earnings releases and MD&A for separate quantification and discussion of the components of Other Charges (recoveries), and the definition of transition costs, for recent periods.

Finance Costs consist of interest expense and fees related to our credit facility (including any debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and our customers’ supplier financing programs, and interest expense on our lease obligations, net of interest income earned.

Celestica’s non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the weighted average number of shares for the applicable period. Non-IFRS adjusted net earnings is defined as net earnings (loss) before: employee stock-based compensation expense; amortization of intangible assets (excluding computer software); Other Charges (recoveries); the income tax effect of the foregoing adjustments; and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). See our quarterly earnings releases for quantification of tax adjustments and non-core tax impacts, and a reconciliation of historic non-IFRS adjusted net earnings to IFRS net earnings, and historic non-IFRS adjusted EPS to IFRS EPS, for recent periods.

Celestica’s gross debt to non-IFRS TTM adjusted EBITDA ratio as of June 30, 2021 is defined as gross debt (total borrowings under Celestica’s credit facility, excluding ordinary course letters of credit) as of such date ($440 million) divided by non-IFRS TTM adjusted EBITDA (defined below) as of such date.

Non-IFRS adjusted EBITDA for any period is defined as earnings (loss) before income taxes, Other Charges (recoveries), Finance Costs, employee SBC expense, amortization of intangible assets (excluding computer software), and depreciation expense (under IFRS 16 and in relation to property, plant and equipment and computer software) for such period. Non- IFRS TTM adjusted EBITDA as of June 30, 2021 is defined as the sum of non-IFRS adjusted EBITDA as of such quarter-end plus non-IFRS adjusted EBITDA as of the end of each of the preceding three quarters.

Below is a reconciliation of Celestica’s non-IFRS adjusted EBITDA to IFRS earnings before income taxes as of the end of the second quarter of 2021 (Q2 2021) and as of the end of the preceding three quarters. See our earnings presentation for Q2 2021 for a reconciliation of Celestica’s gross debt to non-IFRS TTM adjusted EBITDA ratio to IFRS gross debt to TTM earnings before income taxes ratio at the end of Q2 2021 (TTM earnings before income taxes as of June 30, 2021 is defined as the sum of earnings before income taxes as of such quarter-end plus earnings before income taxes as of the end of each of the preceding three quarters). The chart below also includes the calculation of Celestica + PCI’s combined non-IFRS TTM adjusted EBITDA as of June 30, 2021, assuming that the PCI acquisition had been consummated on July 1, 2020.

		3Q 2020	4Q 2020	1Q2021	2Q2021		Pro forma 2Q2021 TTM
Non-IFRS operating earnings (adjusted EBIAT) and non-IFRS adjusted EBITDA	IFRS earnings (loss) before income taxes	$40.3	$26.4	$15.7	$34.8
	As a percentage of revenue	2.6%	1.9%	1.3%	2.5%

	Other Charges (recoveries)	3.7	4.5	4.6	2.2
	Finance Costs	8.9	9.1	8.0	7.6
	Employee stock-based compensation expense	1.7	5.1	10.1	5.5
	Amortization of intangible assets (excluding computer software)	5.5	4.9	4.9	4.9
	Non-IFRS adjusted EBIAT	$60.1	$50.0	$43.3	$55.0
	As a percentage of revenue	3.9%	3.6%	3.5%	3.9%

	Depreciation expense under IFRS16	7.6	7.6	7.7	7.7
	Depreciation expense (Property, plant, equipment and computer software)	18.1	18.3	17.7	18.0
	Non-IFRS adjusted EBITDA	$85.8	$75.9	$68.7	$80.7
	As a percentage of revenue	5.5%	5.5%	5.6%	5.7%

PCI Non-SFRS(I) adjusted EBITDA(1)(2)	PCI Non-SFRS(I) adjusted EBITDA	$8.3	$12.2	$11.1	$12.4

Non-IFRS Debt Leverage Ratio Calculation	Borrowings under Credit Facility (excluding L/Cs)				440.4		440.4
	Anticipated Additional Borrowings under Credit Facility (excluding L/Cs)(3)						210.0
	Gross Debt(4)				$440.4		$650.4

	Celestica Non-IFRS TTM adjusted EBITDA				311.1		311.1
	PCI Non-SFRS(I) TTM adjusted EBITDA						43.9
	Celestica + PCI Non-IFRS TTM adjusted EBITDA(4)(5)				$311.1		$355.0

	Celestica + PCI gross debt/non-IFRS TTM adjusted EBITDA(4)				1.4	x	1.8	x

(1)  PCI’s non-SFRS(I) adjusted EBITDA as of the date of determination is defined as earnings (loss) before income taxes, PCI Other Charges (recoveries) (defined below), finance costs, amortization of intangible assets, and depreciation expense as of such date. PCI Other Charges (recoveries) consist of (when applicable) acquisition and restructuring charges (recoveries), including non-recurring professional fees, transaction expenses, inventory revaluations, financing and derivative fees, restructuring liquidation losses, severance expenses and staff cost savings; pro-forma and standalone-related adjustments, including monitoring fees, shareholder-appointed personnel costs and discontinued director costs; and other adjustments, including for audit and professional fees for holding companies, COVID-19-related (grants) expenses, exchange translations, audit adjustments and other one-time costs (recoveries). PCI’s non-SFRS(I) adjusted EBITDA margin is defined as PCI’s non-SFRS(I) adjusted EBITDA as a percentage of revenue.

(2)  PCI financial information was provided by PCI. See “PCI Information” above.

(3)  Celestica expects to finance a portion of the purchase price of PCI with additional borrowings of approximately $210M under its credit facility (described above).

(4)  Pro forma 2Q2021 TTM metrics are presented as of June 30, 2021 for Gross Debt, Celestica + PCI Non-IFRS TTM Adjusted EBITDA and Celestica + PCI Gross debt to non-IFRS TTM adjusted EBITDA, as though the acquisition had been consummated on July 1, 2020.

(5)  Celestica + PCI non-IFRS TTM adjusted EBITDA is a non-IFRS pro forma financial measure which combines Celestica’s Non-IFRS TTM adjusted EBITDA and PCI’s non-SFRS(I) TTM adjusted EBITDA for the TTM period ending June 30, 2021, as though the acquisition had been consummated on July 1, 2020.

Non-IFRS/SFRS(I) financial measures do not have any standardized meanings prescribed by IFRS/SFRS (I) and therefore may not be comparable to similar measures presented by other companies. Non-IFRS/SFRS (I) financial measures are not measures of performance under IFRS/SFRS(I) and should not be considered in isolation or as a substitute for any IFRS/SFRS(I) financial measure. We do not provide reconciliations for forward-looking non-IFRS/SFRS(I) financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS/SFRS(I) financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS/SFRS(I) measures may vary materially from the corresponding IFRS financial measures.

Contacts

Celestica Global Communications

(416) 448-2200

media@celestica.com

Celestica Investor Relations

(416) 448-2211

clsir@celestica.com